EXHIBIT 99.1

Algonquin and Emera announce a Strategic Investment Agreement and the transfer of California Utility to Algonquin

OAKVILLE, ON and HALIFAX, April 29 /CNW/ - (TSX - AQN): Algonquin Power and Utilities Corp (Algonquin) and (TSX - EMA) Emera Inc. (Emera) announced today that they have entered into a strategic investment agreement (The Agreement) which establishes how Algonquin and Emera will work together to pursue specific strategic investments of mutual benefit. The Agreement builds on the strategic partnership effectively established between the two companies in April 2009.

The Agreement outlines “areas of pursuit” for each of Algonquin and Emera. For Algonquin, these include investment opportunities relating to unregulated renewable generation, small electric utilities and gas distribution utilities. For Emera, these include investment opportunities related to regulated renewable projects within its service territories and large electric utilities. In respect of opportunities encountered by either Algonquin or Emera that fit within the other’s business development “areas of pursuit”, they are committed to working together on such opportunities.

Consistent with the framework established by the Agreement, Emera has agreed to sell its 49.999% direct ownership in the California Pacific Electric Company (“CalPeco”) to Algonquin, subject to California regulatory approval. As consideration Emera will receive 8.211 million Algonquin shares in two tranches. Approximately half of the shares will be issued following regulatory approval of the Calpeco ownership transfer and the balance of the shares will be issued following completion of Calpeco’s first rate case which is expected to be completed in the first half of 2012.

As an element of the Agreement, Emera’s allowed common equity interest in Algonquin will be increased from 15% to 25%. Algonquin will seek shareholder approval at its upcoming annual and special general meeting currently scheduled for June 21, 2011.

“This agreement provides clarity and transparency to a business relationship which has existed between Algonquin and Emera for the past two years and is intended to maximize shareholder value for both parties by capitalizing on our respective strengths,” commented Ian Robertson, Chief Executive Officer of Algonquin. “The acquisition by Algonquin of 100% of the CalPeco utility business is consistent with these themes and builds upon the successes achieved to date between Algonquin and Emera.”

“Emera and Algonquin have worked well together since 2009,” said Chris Huskilson, President and Chief Executive Officer, Emera Inc. “Given Algonquin’s successful independent power history and expertise, it makes good sense for Emera to focus its investments in the development, ownership and operation of unregulated renewable electric generating facilities through Algonquin.”

Cautionary Statement

This news release contains forward looking information. Actual future results may differ materially. Additional financial and operational information regarding Emera and Algonquin is filed electronically with various securities commissions in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR).

About Emera Inc.

Emera Inc. is a growing energy and services company with $6.3 billion in assets and revenues of $1.6 billion. The company invests in electricity generation, transmission and distribution, as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera operates throughout northeastern North America, in three Caribbean countries and in California. More than 80% of the company’s earnings come from regulated investments. Emera common and preferred shares are listed on the Toronto Stock Exchange and trade under the symbols EMA and EMA.PR.A respectively. Additional information can be accessed at www.emera.com, www.sedar.com or www.sec.gov.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 73,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems and has entered into agreements to acquire additional utility systems serving 7,400 customers. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, which together serve approximately 130,000 customers. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com and www.sedar.com.

%SEDAR: 00014832E

For further information:

Emera Investor Relations

Jill MacDonald, Manager Investor Relations

902-428-6486

Emera Media Contact

Sasha Irving, Director Corporate Communications

902-428-6685

Algonquin Contact

David Bronicheski, Chief Financial Officer

905-465-4512

CO: Algonquin Power & Utilities Corp.

CNW 15:23e 29-APR-11